Exhibit 99.1

ASX/Media Release (Code: ASX: PRR; NASDAQ: PBMD)

11 June 2015

PRIMA BIOMED RECEIVES A RESEARCH TAX CREDIT CASH REBATE IN FRANCE

SYDNEY, AUSTRALIA - Prima BioMed Ltd (ASX: PRR; NASDAQ: PBMD) (“Prima” or the “Company”), a leading immuno-oncology company, is pleased to announce that it has received €226,055 (approximately A$320,000) in a cash rebate from the French state under the Crédit d’Impôt Recherche scheme. The cash rebate was paid in respect of expenditure incurred by Prima’s wholly owned subsidiary, Immutep on French R&D activities in the 2014 calendar year, related to the Company’s LAG-3 programs.

The “Crédit d’Impôt Recherche” (CIR), meaning “Research Tax Credit”, is a French government tax incentive first introduced in 1983 by which French companies doing research and development activity in Europe can be reimbursed 30% of eligible expenditure. Unlike most direct aid to R&D and innovation in industrial countries, the CIR system does not target any specific sector or type of company. Expenditure eligible for CIR includes salaries for researchers, operational expenses, depreciation of assets used in research projects, intellectual protection expenses and technology watch expenses.

Prima is eligible to receive CIR credits because it has a laboratory at Châtenay-Malabry in southwestern Paris. The laboratory is a leading centre of immunology research in Europe. The Châtenay-Malabry facility is headed by Chief Scientific and Medical Officer Professor Frédéric Triebel. Prima inherited the laboratory with its December 2014 acquisition of the French company Immutep SA. It is currently working on new products in addition to development of the existing Prima pipeline, which includes the lead compound IMP321 entering Phase IIb trial in metastatic breast cancer patients receiving first-line chemotherapy.

Prima’s CEO, Marc Voigt, commented “Immutep is one of the fruits of the French state’s long-standing support of cutting edge R&D in a commercial setting, via CIR and other schemes. Professor Triebel’s lab has already created multiple immunotherapy products of great prospective value over the last two decades, and we at Prima look forward to the later stage clinical work which we believe will show the value of this support.”

About Prima BioMed

Prima BioMed is a globally active biotechnology company that is a leader in the development of immunotherapeutic products for the treatment of cancer. Prima BioMed is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximise value to shareholders.

Prima BioMed Ltd, Level 7, 151 Macquarie Street, Sydney NSW 2000

Phone: +61 2 9276 1224 Fax: +61 2 8569 1880

www.primabiomed.com.au     ABN: 90 009 237 889

Prima’s original product, called CVac, is an ex vivo dendritic cell priming therapy that in May 2015 yielded favourable Phase II data in second remission ovarian cancer patients. Prima is currently seeking partners for further development of this therapy.

Prima’s current lead product is IMP321, based on the LAG-3 immune control mechanism which plays a vital role in the regulation of the T cell immune response. IMP321, which is a soluble form of LAG-3, is an antigen presenting cell activator (“APC activator”) that induces T cell immunostimulation for cancer chemoimmunotherapy. IMP321 has completed early Phase II trials. A number of additional LAG-3 products including antibodies for immune response modulation in autoimmunity and cancer are being developed by large pharmaceutical partners.

Prima BioMed is listed on the Australian Stock Exchange and on the NASDAQ in the US. For further information please visit www.primabiomed.com.au.

For further information please contact:

Prima BioMed Ltd:

Stuart Roberts, Global Head of Investor Relations

+61 (0) 447 247 909; stuart.roberts@primabiomed.com.au

USA Investor/Media:

Adam Holdsworth, ProActive Capital

+1 (646) 862 4607; adamh@proactivecapital.com

Australia Investor/Media:

Mr Matthew Gregorowski, Citadel Communications

+61 (0) 422 534 755; mgregorowski@citadelpr.com.au

Europe Investor/Media:

Mr. Axel Mühlhaus, edicto GmbH

+49 (0) 69 905505-52; amuehlhaus@edicto.de

Prima BioMed Ltd, Level 7, 151 Macquarie Street, Sydney NSW 2000

Phone: +61 2 9276 1224 Fax: +61 2 8569 1880

www.primabiomed.com.au     ABN: 90 009 237 889